News Release

For Immediate Release

Stantec Inc. completes 2-for-1 share split

EDMONTON AB (May 4, 2006) TSX:STN; NYSE:SXC

Stantec announced today that its shareholders have approved a two-for-one split of the Company’s common shares and an increase in the number of common shares authorized from approximately 22.6 million to 45.1 million. The share split is subject to the receipt of all required regulatory approvals.

Each shareholder of record at the close of business on May 19, 2006 will receive one additional share for every outstanding share held on the record date. Pursuant to the rules of the Toronto Stock Exchange (TSX), Stantec's common shares will commence trading on a subdivided basis at the opening of business on May 17, 2006. Also on May 17, 2006, Stantec's common shares listed on the New York Stock Exchange (NYSE) will commence trading with rights entitling holders to an additional common share for each common share held upon the commencement of trading of the common shares on a subdivided basis on the NYSE. The trading of the common shares on a subdivided basis on the NYSE will occur one day after the delivery of share certificates to registered holders of Stantec's common shares. It is anticipated that share certificates representing the additional common shares resulting from the share split will be mailed to registered common shareholders on or about May 30, 2006.

The share split is Stantec’s second, the first was in May 2002. Stantec began trading publicly on the TSX in 1994 and the NYSE in 2005.

Stantec, founded in 1954, provides professional design and consulting services in planning, engineering, architecture, surveying, and project management. We support public and private sector clients in a diverse range of markets, at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through more than 6,000 employees operating out of over 80 locations in North America and the Caribbean. Stantec trades on the Toronto Stock Exchange under the symbol STN and on the New York Stock Exchange under the symbol SXC.

Cautionary note regarding forward-looking statements
This press release contains "forward-looking statements". Some of these statements may involve risks and uncertainties and other factors that may be beyond the control of Stantec and cause actual results to be materially different from those contained in such forward-looking statements. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements is contained in Stantec's filings with the Canadian provincial securities commissions and the United States Securities and Exchange Commission.

Media Contact Jay Averill Media Relations Stantec Tel: (780) 917-7441	Investor Contact Don Wilson Vice President & CFO Stantec Tel: (780) 917-7269
stantec.com